Exhibit 99.1

HELIX BIOPHARMA CORP.
REPORT OF VOTING RESULTS

This report describes the matters voted on and the outcome of the votes at the Annual General and Meeting of Helix BioPharma Corp. held January 30, 2012 (the “Meeting”).

Appointment of Auditor

KPMG LLP, Chartered Accountants, was appointed as auditor of the Company at a remuneration to be fixed by the directors, as more particularly described in the Company's Information Circular dated December 27, 2011. (Approved by ballot, with 57,154,541 votes cast for the appointment of KPMG LLP, representing 99.97% of the total votes, and 17,200 votes withheld, representing 0.03% of the total votes.)

Dated January 30, 2012

HELIX BIOPHARMA CORP.

Per:	/s/ Photios (Frank) Michalargias
Photios (Frank) Michalargias
Chief Financial Officer